

September 23, 2025

Bradley Burnam
Chief Executive Officer
Global Health Solutions, Inc.
250 N. Westlake Blvd.
Westlake Village, CA 91362

      Re: Global Health Solutions, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed September 16, 2025
          File No. 333-289972

Dear Bradley Burnam:

      We have reviewed your amended registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Description of Capital Stock
Common Stock, page 105

1.   You disclose that in connection with the effectiveness of the registration statement and before the completion of the offering, a 2-for-1 forward stock split of your common stock will be effected. Please confirm whether it will be effected <u>prior to</u> effectiveness of your registration statement. If so, please revise your financial statements to reflect the forward stock split in accordance with ASC 260-10-55-12 and SAB Topic 4:C. and have your auditor dual date the report for the impact of the split.

      Please contact Vanessa Robertson at 202-551-3649 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen A. Byeff